UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended September 30, 1998


                          Commission file number 1-8022



                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                            Page No.

        Report of Independent Auditors                                  3

        Statement of Net Assets Available for Plan Benefits,
        With Fund Information - September 30, 1998                      4

        Statement of Net Assets Available for Plan Benefits,
        With Fund Information - September 30, 1997                      5

        Statement of Changes in Net Assets Available for Plan
        Benefits, With Fund Information - Fiscal Year Ended
        September 30, 1998                                              6

        Statement of Changes in Net Assets Available for Plan
        Benefits, With Fund Information - Fiscal Year Ended
        September 30, 1997                                              7

        Notes to Financial Statements                                   8-13

Supplemental Schedules

        Schedule of Assets Held for Investment Purposes
          - September 30, 1998                                          15

        Schedule of Reportable Transactions                             16

        Schedule of Nonexempt Transactions                              17

Signature                                                               18

                         REPORT OF INDEPENDENT AUDITORS

The Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia


           We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the CSX Corporation Capital Builder Plan ("Plan") as of September 30, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1998, reportable transactions and nonexempt transactions for the fiscal year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP


Jacksonville, Florida
March 26, 1999


                                                     CSX CORPORATION CAPITAL BUILDERS PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                         FISCAL YEAR SEPTEMBER 30, 1998
                                                             (Dollars in Thousands)


                                                                                                            Non-
                                                                                                         Participant
                                                           Participant Directed                           Directed
                          -----------------------------------------------------------------------------  -----------
                                                                                    Morgan                  CSX
                                    Fidelity   Vanguard     Twentieth  Twentieth   Stanley      CSX       Common
                          Stable    Equity-   Institutional  Century    Century  International  Common     Stock
                          Interest  Income       Index        Select    Vista       Equity     Stock      & ESOP    Loan
                           Fund      Fund        Fund          Fund      Fund        Fund       Fund       Fund     Fund    Total
                          -----------------------------------------------------------------------------  --------  ------  --------
ASSETS
 Investments
  Common Stock of
  CSX Corp (Note 2)       $     -     $  -        $     -     $     -      $   -    $   -     $45,640   $171,692    $    -  $217,332
  Mutual Funds                  -      783         33,111      18,438        242      423           -          -         -    52,997
  Collective Trust Fund    18,095        -              -           -          -        -           -          -         -    18,095
  Loans to Participants         -        -              -           -          -        -           -          -     3,902     3,902
  Cash and Cash
    Equivalents                72        -              -           -          -        -         433      1,630         -     2,135
                         --------  --------  ------------   ---------   --------  ---------   --------  ----------- -------  -------
                           18,167      783         33,111      18,438        242      423      46,073    173,322     3,902   294,461

Contributions Receivable       70       15            245         112          8        8         210         32         -       700
                          --------  --------  ------------   ---------  --------  ---------   --------  ----------- -------  -------
TOTAL ASSETS               18,237      798         33,356      18,550        250      431      46,283    173,354     3,902   295,161

LIABILITIES
 Accrued Expenses              10        -             19          11          1        -          25         95         -       161
                          --------  --------  ------------   ---------  --------  ---------   --------  ----------- -------  -------

TOTAL LIABILITIES              10        -             19          11          1        -          25         95         -       161
                          --------  --------  ------------   ---------  --------  ---------   --------  ----------- -------  -------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS        $18,227     $798        $33,337     $18,539       $249     $431     $46,258   $173,259    $3,902  $295,000
                          ========  ========  ============   =========  ========  =========   ========  =========== ======= ========


See Notes to Financial Statements.


                                                                CSX CORPORATION
                                                              CAPITAL BUILDER PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                               SEPTEMBER 30, 1997
                                                             (Dollars in Thousands)

                                                                                                    Non-
                                                                                                 Participant
                                                Participant Directed                              Directed
                             ------------------------------------------------------------        ------------
                                                                                                     CSX
                                              Vanguard        Twentieth          CSX               Common
                              Stable        Institutional      Century         Common               Stock
                             Interest           Index           Select          Stock              & ESOP
                               Fund             Fund             Fund           Fund                Fund           Total
                             ------------------------------------------------------------        ------------    ----------
ASSETS
 Investments
  Common Stock of CSX
   Corporation (Note 2)      $     -           $     -          $     -        $52,173             $202,319      $254,492
  Mutual Funds                     -            26,074           14,396              -                    -        40,470
  Collective Trust
   Fund                       17,073                 -                -              -                    -        17,073
  Cash and Cash
   Equivalents                     -                 5              (33)           483                    4           459
                             ----------     --------------    -----------    ------------        ------------    ----------
                              17,073            26,079           14,363         52,656              202,323       312,494
 Accrued Investment
  Income                           -                 1                -              1                    3             5
                             ----------     --------------    -----------    ------------        ------------    ----------
TOTAL ASSETS                  17,073            26,080           14,363         52,657              202,326       312,499

LIABILITIES
 Due to Brokers for
  Securities Purchased             -                 -                -            346                1,024         1,370
 Accrued Expenses                  9                15                8             28                  102           162
                             ----------     --------------    -----------    ------------        ------------    ----------

TOTAL LIABILITIES                  9                15                8            374                1,126         1,532
                             ----------     --------------    -----------    ------------        ------------    ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS          $17,064           $26,065          $14,355        $52,283             $201,200      $310,967
                             ==========     ==============    ===========    ============        ============    ==========

See Notes to Financial Statements.



                                                                CSX CORPORATION
                                                              CAPITAL BUILDER PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                      FISCAL YEAR ENDED SEPTEMBER 30, 1998
                                                             (Dollars in Thousands)


                                                                                                        Non-
                                                                                                     Participant
                                                              Participant Directed                    Directed
                             ----------------------------------------------------------------------  -----------
                                               Vanguard                          Morgan                  CSX
                                      Fidelity Institu-   Twentieth Twentieth   Stanley      CSX        Common
                             Stable   Equity-   tional     Century   Century  International Common      Stock
                             Interest Income    Index       Select    Vista      Equity     Stock      & ESOP      Loan
                              Fund     Fund     Fund        Fund      Fund        Fund       Fund       Fund       Fund     Total
                             ----------------------------------------------------------------------  -----------  -------- --------
ADDITIONS
 Investment Income:
  Dividends and Interest      $    5  $    6   $    493    $    61   $     -      $  -     $ 1,172   $  4,411      $ 62    $ 6,210
  Employer Contributions          51       3         98         34         1         2         211     37,105         -     37,505
  Participant Contributions    1,907     104      6,368      2,871        59        61       6,315          -         -     17,685
  Net Realized and
   Unrealized Appreciation
   (Depreciation)in Fair
   Value of Investments        1,062    (126)     1,885      1,916       (78)      (75)    (15,450)   (58,128)        -    (68,994)
                             -------- -------- ---------- --------- --------- -----------  --------  -----------  -------  --------
                               3,025     (13)     8,844      4,882       (18)      (12)     (7,752)   (16,612)       62     (7,594)
DEDUCTIONS
 Distributions to
  Participants                   691      14        668        347         -         2       1,292      4,860         -      7,874
 Fees and Expenses                32       1         59         32         -         1          79        295         -        499
                             -------- -------- ---------- --------- --------- -----------  --------  -----------  -------  --------
                                 723      15        727        379         -         3       1,371      5,155         -      8,373

INTERFUND TRANSFERS           (1,139)    826       (845)     (319)       267       446       3,098     (6,174)    3,840          -
                             -------- -------- ---------- --------- --------- -----------  --------  -----------  -------  --------

NET INCREASE (DECREASE)
 IN NET ASSETS                 1,163     798      7,272      4,184       249       431      (6,025)   (27,941)    3,902    (15,967)


Net Assets Available for
 Plan Benefits at
 Beginning of Year            17,064       -     26,065     14,355         -         -      52,283    201,200         -    310,967
                             -------- -------- ---------- --------- --------- -----------  --------  -----------  -------  --------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR                 $18,227  $  798    $33,337    $18,539   $   249      $431     $46,258   $173,259    $3,902   $295,000
                             ======== ======== ========== ========= ========= ===========  ========  =========== =======  ========



See Notes to Financial Statements.


                                                                CSX CORPORATION
                                                              CAPITAL BUILDER PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                      FISCAL YEAR ENDED SEPTEMBER 30, 1997
                                                             (Dollars in Thousands)

                                                                                                       Non-
                                                                                                    Participant
                                                     Participant Directed                            Directed
                                ---------------------------------------------------------------     ----------
                                                                                                       CSX
                                                  Vanguard        Twentieth          CSX              Common
                                  Stable        Institutional      Century          Common             Stock
                                 Interest           Index           Select          Stock             & ESOP
                                   Fund             Fund             Fund           Fund               Fund          Total
                                ---------------------------------------------------------------     -----------------------
ADDITIONS
 Investment Income:
  Dividends and Interest          $    3           $  381           $   78           $  888         $ 3,524         $ 4,874
 Employer Contributions              193              143               50              719           6,403           7,508
 Participant Contributions         1,737            4,076            1,870            4,802               -          12,485
 Net Realized and
  Unrealized Appreciation
  in Fair Value of
  Investments                      1,004            6,501            3,560            7,216          27,232          45,513
                                -----------     --------------   -------------     ------------     ----------    -------------
                                   2,937           11,101            5,558           13,625          37,159          70,380
DEDUCTIONS
 Distributions to
  Participants                       829              483              243            1,706           6,007           9,268
 Fees and Expenses                    62               35               18               72             278             465
                                -----------     --------------   -------------     ------------     ----------    -------------
                                     891              518              261            1,778           6,285           9,733

INTERFUND TRANSFERS                 (494)             498             (247)             243               -               -
                                -----------     --------------   -------------     ------------     ----------    -------------
NET INCREASE IN NET ASSETS         1,552           11,081            5,050           12,090          30,874          60,647


Net Assets Available for
 Plan Benefits at
 Beginning of Year                15,512           14,984            9,305           40,193         170,326         250,320
                                -----------     --------------   -------------     ------------     ----------    -------------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR                     $17,064          $26,065          $14,355          $52,283        $201,200        $310,967
                                ===========     ==============   =============     ============    ==========    =============

See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                             (Dollars in Thousands)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the CSX Corporation Capital Builder Plan ("the Plan") are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

Investments in CSX Corporation ("CSX") common stock and mutual funds are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. Collective trust fund participation units are carried at cost plus accrued interest as determined by the fund manager, which is contract value. Contract value approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to and deductions from net assets.
Actual results may differ from those estimates.

Certain amounts have been reclassified from the 1997 financial statements to be consistent with the presentation in the 1998 financial statements.

NOTE 2.  DESCRIPTION OF THE PLAN

A complete description of the Plan provisions including those relating to contributions, vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission on June 9, 1989. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General:  The Plan is a defined  contribution  plan subject to the provisions of
-------
the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was established effective August 1, 1989 and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"), as a combination profit sharing and stock bonus plan. Plan participation is limited to certain union employees of CSX and affiliated companies (the "Employer").

Under the stock bonus portion of the Plan ("ESOP"), CSX contributes a specified number of shares of CSX common stock on an annual basis to the accounts of participants who have met service requirements for the preceding calendar year and remain employed on specified dates as defined in the applicable Summary Plan Description. These shares may be purchased throughout the year and are classified as "unallocated" shares until credited to the participants' accounts. The CSX Common Stock & ESOP Fund held 730,302 shares valued at $30,718 and 155,447 shares valued at $9,094 representing unallocated shares at September 30, 1998 and 1997, respectively.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Investment  Alternatives:  Participant  contributions  may be invested in one or
------------------------
more of the following investment funds: (1) the Stable Interest Fund, consisting primarily of guaranteed investment contracts issued by highly-rated insurance companies; (2) the Fidelity Equity-Income Fund, consisting of a mutual fund that invests in various securities selected primarily for a combination of income and capital growth potential; (3) the Vanguard Institutional Index Fund, consisting of a mutual fund that invests in common and capital stocks selected primarily to duplicate the performance of the stock market as a whole; (4) the Twentieth Century Select Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; (5) the Twentieth Century Vista Fund, consisting of a mutual fund that invests in the common stocks of small to medium-sized companies selected primarily for capital growth over time; (6) the Morgan Stanley International Equity Fund, consisting of a mutual fund that invests in the stocks of companies located outside the United States selected primarily to achieve long-term growth by participating in the growth of foreign economies; and (7) the CSX Common Stock Fund, consisting of investments in CSX common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or
-------------------------
her annual compensation, in 1% multiples, to the Plan. In addition, the Plan permits certain eligible participants to contribute other compensatory awards to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the Internal Revenue Code and may be invested in any combination of the seven investment alternatives. Investment direction may be revised by participants daily.

Employer  Contributions:  Contributions  to the profit  sharing  and stock bonus
-----------------------
portion of the Plan are made by the Employer in the number of shares of CSX common stock at least equal to the Company Stock Multiple (as defined in the Summary Plan Description) applicable to the participating group or an amount of cash which would permit the acquisition of that number of shares on the open market at the then available market prices. Such employer contributions, if applicable, are funded as defined by the Summary Plan Description each calendar year.

The Plan also provides for Employer matching contributions for certain eligible employees in an amount equal to the lesser of 50% of those participants' capital savings contributions or 3% of their annual base compensation. All employer matching contributions are invested in CSX common stock, with the exception of certain eligible employees who may direct up to 50% of the company contribution in 25% multiples in any of the seven investment funds.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Vesting,   Withdrawals,   Distributions   and   Forfeitures:   Participants  are
-----------------------------------------------------------
immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after five years of credited service, or upon death, disability or retirement. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are redistributed to the individual participant accounts of those participants remaining in the Plan.

Participant   Accounts:   Each  participant's   account  is  credited  with  the
----------------------
participant's contributions, the appropriate portion of the Employer's contribution and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan  Termination:  Although  it has not  expressed  any  intent  to do so,  the
-----------------
Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Administrative  Expenses: The administrative expenses of the Plan are payable by
------------------------
CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan during 1998 and 1997.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Collective  Trust  Fund:  Substantially  all of the  assets  held in the  Stable
-----------------------
Interest Fund as of September 30, 1998 are invested in the IDS Managed Stable Capital Income Fund. Substantially all of the assets held in the Stable Interest Fund as of September 30, 1997 are invested in the American Express Stable Capital II Fund. Both funds primarily invest in guaranteed investment contracts.

Mutual  Funds:  During  1998,  the Fidelity  Equity  Income Fund was added as an
-------------
investment alternative of the Plan. Substantially all of the assets held in the Fidelity Equity-Income Fund at September 30, 1998 are invested in the Fidelity Equity-Income Fund, a mutual fund managed by Fidelity Management & Research Company.

Substantially all of the assets held in the Vanguard Institutional Index Fund as of September 30, 1998 and 1997 are invested in the Vanguard Institutional Index Trust Fund, a mutual fund managed by the Vanguard Group.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 3.  INVESTMENTS, Continued

Substantially all of the assets held in the Twentieth Century Select Fund as of September 30, 1998 and 1997, are invested in Twentieth Century Select Fund, managed by American Century Investments.

During 1998, the Twentieth Century Vista Fund was added as an investment alternative of the Plan. Substantially all of the assets held in Twentieth Century Vista Fund as of September 30, 1998 are invested in Twentieth Century Vista Fund, managed by American Century Investments.

During 1998, the Morgan Stanley International Equity Fund was added as an investment alternative of the Plan. Substantially all of the assets held in the Morgan Stanley International Equity Fund at September 30, 1998 are invested in the Morgan Stanley International Equity Fund, a mutual fund managed by Morgan Stanley.

CSX Common Stock Funds:  Substantially  all of the assets held in these funds as
----------------------
of September 30, 1998 and 1997, are invested in CSX common stock. At September 30, 1998 and 1997 approximately 75% and 82%, respectively, of total Plan investments are invested in CSX common stock which is a concentration of risk.

Loan Fund:  Substantially  all of  the assets held in  this fund as of September
---------
30, 1998 consist of loans made to Plan participants from their accounts.

NOTE 4.  INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (the Service) dated March 7, 1996, stating that in form the Plan and Trust satisfy the requirements for qualification and exemption under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC), respectively. Notwithstanding the favorable determinations of the Service, the Plan and Trust are required to operate in conformity with the IRC to maintain their qualification and exemption.

During 1998, certain amounts were transferred to the Plan and used to purchase shares of CSX common stock on the open market in excess of the number of shares needed to discharge the participating employers' contribution obligations to the Plan for the plan year ended September 30, 1998. Such shares are being held under the Plan in an unallocated share account and totaled approximately 540,000 shares with a fair market value of $23,142 at September 30, 1998. CSX, the Plan sponsor, has filed a request for a private letter ruling with the Service with respect to this transaction and also intends to make a filing under the Voluntary Compliance Resolution component of the Internal Revenue Service's Employee Plans Compliance Resolution System. The Plan Sponsor and its outside legal counsel believe that any issues regarding the qualification of the Plan will be favorably resolved. The Plan sponsor has indicated that it will take all necessary steps to maintain the Plan's qualified status.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 5.  RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During fiscal years 1998 and 1997, the Plan reimbursed CSX and its subsidiaries $69 and $62, respectively, for these services which are considered reasonable and customary expenses of the Plan. During fiscal years 1998 and 1997, the Plan received $5,534 and $4,386, respectively, representing cash dividends from CSX common stock.

The trustee, The Northern Trust Company, invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1998, transactions involving this account included 145 purchases at a total cost of $31,115 and 157 sales with a fair value of $29,148. For the fiscal year ended September 30, 1997 transactions involving this account included 484 purchases at a total cost of $24,186 and 246 sales with a fair value of $23,091.

NOTE 6.  PLAN AMENDMENT

Effective May 1, 1998, the Plan was amended to allow Plan participants to obtain loans from their participant accounts, subject to certain limitations. Investments in loans to participants are carried at their outstanding principal balances, which approximates fair value. Such loans bear interest at the prime rate in effect at the beginning of the quarter in which each loan originated.

NOTE 7.  CONRAIL TRANSACTION

Due to the joint acquisition of Conrail Inc. by CSX and Norfolk Southern Corporation, approximately 7,000 former Conrail and CSX employees will become eligible for the Plan on or about June 1, 1999.

NOTE 8.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant distributions processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                          September 30, 1998
                                                      -------------------------
Net assets available for plan benefits per the
  financial statements                                         $295,000
Distributions due but unpaid                                       (136)
                                                      -------------------------
Net assets available for plan benefits per the
  Form 5500                                                    $294,864
                                                      =========================

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 8.  COMPARISON TO FORM 5500, Continued

The following is a reconciliation of distributions made to participants per the financial statements to the Form 5500:


                                                     Fiscal Year Ended
                                                     September 30, 1998
                                                  -----------------------
Distributions to participants per the
  financial statements                                     $7,874
Add:  Distributions due but unpaid
  at September 30, 1998                                       136
Less:  Distributions due but unpaid
  at September 30, 1997                                         -
                                                  -----------------------
Distributions to participants per the
  Form 5500                                                $8,010
                                                  =======================

                             SUPPLEMENTAL SCHEDULES


                                                                                    SCHEDULE 27a
                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               SEPTEMBER 30, 1998
                            (Dollars in Thousands)

                                                                                          Current
              Issuer                     Description of Investment           Cost          Value
------------------------------------    ----------------------------       ---------      ---------

Mutual Funds
------------
Twentieth Century Select Fund                        390,304 shares        $ 16,061       $ 18,438
Twentieth Century Vista Fund                          25,619 shares             301            242
Fidelity Equity-Income Fund                           15,793 shares             895            783
Morgan Stanley Institutional
  Equity Fund                                         23,967 shares             484            423
Vanguard Institutional Index Fund                    352,430 shares          27,425         33,111
                                                                           ---------      ---------
                                                                             45,166         52,997

Common Stock
------------
*CSX Corporation                                   5,166,862 shares         189,422        217,332

Collective Trust Fund
---------------------
IDS Managed Stable Capital Income                   1,378,161 units          16,847         18,095
  Fund


Loans to Participants
---------------------
* Capital Builder Plan                  Range of interest rates
                                        charged 6% to 10%                         -          3,902
Cash and Cash Equivalents
-------------------------
* Collective Short-Term Investment
  Fund of the Northern Trust Company               2,135,000 shares           2,135          2,135
                                                                           ---------      ---------
TOTAL                                                                      $253,570       $294,461
                                                                           =========      =========



* Parties-in-Interest.


                                                                                           SCHEDULE 27d
                                         CSX CORPORATION
                                       CAPITAL BUILDER PLAN
                               SCHEDULE OF REPORTABLE TRANSACTIONS
                              FISCAL YEAR ENDED SEPTEMBER 30, 1998
                                     (Dollars in Thousands)

                                     Purchases                          Sales
                                 ------------------   -------------------------------------------

                                                                 Value of
                                                                  Assets
                                                                  Sold on       Cost       Net
                                                                Transaction      Of        Gain
   Description of Asset          Number     Cost      Number       Date         Asset     (Loss)
----------------------------     -------   --------   -------   ------------   --------   -------

Category (iii) - series of securities transactions in excess of 5% of plan assets

-------------------------------------------------------------------------------------------------

CSX Corporation Common               87    $47,713        27        $ 9,766    $ 6,558    $3,208
Stock
Collective Short-Term
  Investment Fund of the
  Northern Trust Company            145     31,115       157         29,148     29,148         -


There were no category (i),(ii) or (iv) reportable transactions during the fiscal year ended September 30, 1998.


                                                                                                                        SCHEDULE 27e
                                                                CSX CORPORATION
                                                              CAPITAL BUILDER PLAN
                                                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                                      FISCAL YEAR ENDED SEPTEMBER 30, 1998
                                                             (Dollars in Thousands)

   Identity         Relationship
   of Party              to                                           Cost of           Current             Net Gain
   Involved             Plan          Description of Transaction        Asset        Value of Asset         or (Loss)
---------------------------------------------------------------------------------------------------------------------

CSX Corporation     Plan Sponsor     Purchase of CSX Corporation       $24,144          $23,142             $(1,002)
                                     common stock in excess of
                                     employer's obligation to
                                     the Plan


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            CSX CORPORATION CAPITAL BUILDER PLAN

                                    By:     /s/ JAMES L. ROSS
                                            -----------------
                                            James L. Ross
                                            Vice President and Controller
                                            CSX Corporation
                                            (Plan Sponsor)


Date:  March 29, 1999